[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 7, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Dorine Miller, Financial Analyst
   Craig Slivka, Special Counsel

RE:         Berry Plastics Corporation
Registration Statement on Form S-4
Filed May 5, 2010
File No. 333-166530

Dear Ms. Miller and Mr. Slivka:

On behalf of our client, Berry Plastics Corporation (the “Company”), please find below the responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in your letter of June 1, 2010 regarding the Company’s Registration Statement on Form S-4 filed on May 5, 2010 (File No. 333-166530) (the “Registration Statement”).  In connection with this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

General

1.
We note that you are registering the notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and also include all of the representations contained in the Morgan Stanley & Co., Inc. and Shearman & Sterling no-action letters.

We respectfully advise the Staff that the Company filed the requested letter concurrently with filing the Registration Statement on May 5, 2010.  A copy of the letter has been provided with Amendment No. 1 supplementally.

Prospectus Cover Page

2.
Please confirm supplementally that the offer will be open for at least 20 full days to ensure compliance with Rule 14e-1(a).  Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provision of Rule 424.

 W/1631623v1

Securities and Exchange Commission
June 7, 2010

The Company confirms that the exchange offer will be open for at least 20 full business days. The Company also confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424 under the Securities Act of 1933.

3.
As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement.  See Question and Answer Eight in Exchange Act Release No. 16623 (March 4, 1980).  Please confirm that the offer will be open at least through midnight on the twentieth business day.  See Rule 14d-1(g)(3).

The Company confirms that the exchange offer will be open at least through midnight of the twentieth business day following commencement of the exchange offer. As the Company expects that the exchange offer will remain open until 5:00 p.m. on the twenty-first business day following commencement, the references to the 5:00 p.m. expiration time have not been revised.

4.
Please disclose on the cover page that broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities and broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

The Company has revised the cover page to include the requested disclosure by moving the paragraph originally on page ii of the Registration Statement as filed on May 5, 2010 to the cover page of Amendment No. 1.

Expiration Date; Extensions; Amendment, page 37

5.
We note that you reserve the right to delay the acceptance of any tendered outstanding notes.  Clarify in what circumstances you will delay acceptance.  For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

The Company has revised page 37 of the Registration Statement in response to the Staff’s comment.

Conditions to the Exchange Offer, page 41

6.
All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.  Please revise the language accordingly.

The Company has revised page 41 of the Registration Statement in response to the Staff’s comment.

Signatures

7.	The registration statement should also be signed by the registrant's principal accounting officer or controller whose title should be shown on the signature page.

Securities and Exchange Commission
June 7, 2010

The Registration Statement has been revised to include that Mr. James M. Kratochvil (a signatory of the filing dated May 5, 2010) is also the principal accounting officer of the Company and additional registrant guarantors.

Exhibit 5.1

8.	Please amend the registration statement to file as an exhibit signed copies of counsel's legality opinion.

The signed opinion has been provided in accordance with the Staff’s comment.

*           *           *           *

Securities and Exchange Commission
June 7, 2010

Please contact the undersigned at (212) 403-1269 or my colleague, Sebastian L. Fain, at (212) 403-1135, if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum
Wachtell, Lipton, Rosen & Katz

cc:           Ira G. Boots, Chief Executive Officer, Berry Plastics
Jeff Thompson, General Counsel, Berry Plastics
Mark Miles, Executive Vice President